COMMENTS RECEIVED ON SEPTEMBER 8, 2011

FROM EDWARD BARTZ

FIDELITY REVERE STREET TRUST (File No. 811-07807)

Fidelity Cash Central Fund, Fidelity Municipal Cash Central Fund, Fidelity Securities Lending Cash
Central Fund, Fidelity Tax-Free Cash Central Fund

AMENDMENT NO. 29

1. All funds

"Fund Summary" (Part A of the Registration Statement)

"Investment Advisers"

"Fidelity Investments Money Management, Inc. (FIMM), an affiliate of Fidelity Management & Research Company (FMR), is the fund's manager. Other investment advisers serve as sub-advisers for the fund."

C: The Staff would like confirmation that "other investment advisers" do not manage 30% or more of the fund.

R: We confirm that "other investment advisers" do not manage 30% or more of the fund's assets.

2. All funds

"Fund Summary" (Part A of the Registration Statement)

"Purchase and Sale of Shares"

(Example from Fidelity Cash Central Fund)

"Shares of the fund are not offered to the public.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open. Even if the NYSE is closed, the fund will be open for business on those days on which the Federal Reserve Bank of New York (New York Fed) is open, the primary trading markets for the fund's portfolio instruments are open, and the fund's management believes there is an adequate market to meet purchase and redemption requests.

Fidelity normally calculates Fidelity Cash Central Fund's NAV each business day as of 5:00 p.m. Eastern time.

The fund has no minimum investment requirement."

C: The Staff requests that the second, fourth, and fifth paragraphs be removed.

R: We believe the information in the second, fourth, and fifth paragraphs is consistent with the purchase and sale information required by Item 6(a) and 6(b). Accordingly, we have not removed disclosure.

3. Fidelity Municipal Cash Central Fund and Fidelity Tax-Free Cash Central Fund

"Investment Details" (Part A of the Registration Statement)

"Investment Objective"

(Example from Fidelity Municipal Cash Central Fund)

"Fidelity Municipal Cash Central Fund seeks to obtain a high level of current income exempt from federal income tax consistent with the preservation of capital and liquidity."

C: The Staff would like us to provide risk and strategy disclosure regarding the use of variable rate debt obligations and tender option bonds with "liquidity providers".

R: These types of securities are among the municipal money market securities the funds may buy. We believe current disclosure is sufficient and call the Staff's attention to the definitions of "Money Market Securities" and "Municipal Securities" under "Principal Security Types" and to the disclosure of "Principal Investment Risks," including "Municipal Market Volatility" and "Issuer-Specific Changes" in Part A of the funds' registration statement. We also call the Staff's attention to disclosure under the headings "Inverse Floaters," "Put Features," "Tender Option Bonds" and "Variable and Floating Rate Securities" in Part B.

4. Fidelity Municipal Cash Central Fund and Fidelity Tax-Free Cash Central Fund

"Investment Details" (Part A of the Registration Statement)

"Investment Objective"

(Example from Fidelity Municipal Cash Central Fund)

"Fidelity Municipal Cash Central Fund seeks to obtain a high level of current income exempt from federal income tax consistent with the preservation of capital and liquidity."

C: The Staff has asked whether or not "liquidity providers" are identified in the funds' financial statements.

R: Credit enhancements, if applicable, are identified in the financial statements.

5. All funds

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

C: The Staff requests that we add alternative minimum tax risk disclosure to the principal investment risks section.

R: We do not consider "Alternative Minimum Tax Risk" to be a principal investment risk for the funds; however, we call the Staff's attention to the disclosure beginning as follows: "Generally, each of Fidelity Municipal Cash Central Fund and Fidelity Tax-Free Cash Central Fund purchases municipal securities whose interest, in the opinion of bond counsel, is free from federal income tax and, for Fidelity Tax-Free Cash Central Fund, from the federal alternative minimum tax. Neither FIMM nor Fidelity Municipal Cash Central Fund nor Fidelity Tax-Free Cash Central Fund guarantee that this opinion is correct, and there is no assurance that the IRS will agree with bond counsel's opinion . . . ." Accordingly, we have not modified disclosure.

6. All funds

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

C: The Staff requests that we add a concentration risk for similar projects.

R: We call the Staff's attention to the disclosure under "Principal Investment Risks" that reads in part as follows: "Municipal Market Volatility . . . Because many municipal securities are issued to finance similar projects, especially those relating to education, health care, transportation, and utilities, conditions in those sectors can affect the overall municipal market . . . " and to related disclosure in Part B under "Municipal Market Disruption Risk." We believe current disclosure sufficiently describes the risks related to investing more than 25% of a fund's total assets in municipal securities that finance similar projects (note that this is distinguishable from a fund's fundamental concentration policy required by Sections 8 and 13 of the 1940 Act). In this regard we also note that disclosure regarding investment of more than 25% of total assets in municipal securities that finance similar projects appears under "Principal Investment Strategies" for only Municipal Cash Central and Tax-Free Cash Central, as the disclosure is not applicable for the other funds.

7. All funds

"Trustees and Officers" (Part B of the Registration Statement)

Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below.

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

8. All funds

"Trustees and Officers" (Part B of the Registration Statement)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

9. All funds

Tandy Representations (Part A and Part B of the Registration Statement)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.